Mail Stop 3561

      	April 25, 2006


Via U.S. Mail

Fred Robustelli, Esq.
GE Commercial Financial Services
401 Merritt 7, 4th Floor
Norwalk, CT  06851

Re: 	CDF Funding, Inc.
	Amendment No. 1 to Registration Statement on Form S-3
	Filed April 10, 2006
	File No. 333-130782

Dear Mr. Robustelli:

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. All page references are to the marked copies you provided to us.

General
1. While we note your response to prior comment 2 of our letter dated
January 26, 2006, we also note that you initially filed your registration statement on December 30, 2005, less than a year after the filing of the Form 15 filed on April 13, 2005. We also note that such Form 15 relates to certain series of securities listed in Schedule A, but that Annex I to the prospectus supplement indicates that you issued Series 2005-1 and Series 2005-2 notes, which do not appear on the Form 15. As such, we reissue prior comment 2.
Please
confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to Rule 15d-
22(b) of the Exchange Act and Section III.D.1 of the Regulation AB adopting release.
Prospectus Supplement
Credit Enhancement, page S-7
2. While we note your response to prior comment 15 on page S-8, please revise to indicate that you will provide the financial information outlined in Item 1114(b), if applicable. Additionally, given your response to prior comment 42, please also revise to confirm that you will provide all information required by Item 1115 of Regulation AB, if applicable.

Delinquency Experience for the Trust, page S-22
3. While we note your response to prior comment 23, your tables do not indicate that you will provide delinquency data in 30 day increments through charge-off on a going-forward basis. Please note that Item
1100(b)(1) requires presentation of the number of delinquent accounts in 30 day increments. Please revise as appropriate, or advise. Additionally, confirm that after the "programming change date" you will be able to provide delinquency information in 30 day increments through charge-off as of the measurement date. Please note that for master trusts, the measurement date for the delinquency thresholds should be the date as of which delinquency and loss information is presented in the prospectus for the securities. Refer to Instruction
1.b. to Item 1101(c) of Regulation AB and Section III.A.2.d of the Regulation AB adopting release.

Base Prospectus
Funding Period, page 42
4. While we note your response to prior comment 39, your disclosure in this section indicates that the prefunding amount may be up to 100% of the principal balance of the applicable series of notes. Please refer to Item 1101(c)(3)(ii) of Regulation AB and revise to limit the prefunding amount to 50% of the principal balance.

Derivative Agreements, page 61
5. We note your revisions in response to prior comment 42. Please delete "other swap" from the first sentence. Additionally, remove the reference to "credit swaps" on page 8 of the base prospectus and confirm that all derivative arrangements you enter into will be limited to interest or currency agreements.
Exhibits
6. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.
7. When available, please provide us with a copy of your updated servicing agreement, marked to show changes from the prior servicing agreement, including any changes made to comply with Regulation AB.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3454 with any other questions.

      	Regards,



      	Sara D. Kalin
      	Branch Chief - Legal

cc:	Marc Klyman, Esq.
	Mayer, Brown, Rowe & Maw LLP
	Fax:  (312) 706-8158
Fred Robustelli, Esq.
CDF Funding, Inc.
April 25, 2006
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